UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Blackhawk Network Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09238E104

(CUSIP Number)

Karen King

c/o Silver Lake

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

(650) 233-8120

With copies to:

Benjamin Schaye, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications

January 15, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09238E104	13D

1	Name of Reporting Person BHN Holdings, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) Not Applicable (See Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,000,000(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.4%(2)
14	Type of Reporting Person (See Instructions) CO

(1)	Beneficial ownership of 3,000,000 shares of Issuer’s Common Stock referred to herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the voting and support agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the Issuer’s Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.
(2)	Based on the number of shares of Common Stock outstanding as of the close of business on January 12, 2018 as represented by the Issuer in the merger agreement described in Item 4 hereof.

CUSIP No. 09238E104	13D

1	Name of Reporting Person Silver Lake Partners V, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) Not Applicable (See Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,000,000(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.4%(2)
14	Type of Reporting Person (See Instructions) PN

(1)	Beneficial ownership of 3,000,000 shares of Issuer’s Common Stock referred to herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the voting and support agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the Issuer’s Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.
(2)	Based on the number of shares of Common Stock outstanding as of the close of business on January 12, 2018 as represented by the Issuer in the merger agreement described in Item 4 hereof.

CUSIP No. 09238E104	13D

1	Name of Reporting Person. Silver Lake Technology Associates V, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) Not Applicable (See Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,000,000(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.4%(2)
14	Type of Reporting Person (See Instructions) PN

(1)	Beneficial ownership of 3,000,000 shares of Issuer’s Common Stock referred to herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the voting and support agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the Issuer’s Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.
(2)	Based on the number of shares of Common Stock outstanding as of the close of business on January 12, 2018 as represented by the Issuer in the merger agreement described in Item 4 hereof.

CUSIP No. 09238E104	13D

1	Name of Reporting Person. SLTA V (GP), L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) Not Applicable (See Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,000,000(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.4%(2)
14	Type of Reporting Person (See Instructions) OO

(1)	Beneficial ownership of 3,000,000 shares of Issuer’s Common Stock referred to herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the voting and support agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the Issuer’s Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.
(2)	Based on the number of shares of Common Stock outstanding as of the close of business on January 12, 2018 as represented by the Issuer in the merger agreement described in Item 4 hereof.

CUSIP No. 09238E104	13D

1	Name of Reporting Person. Silver Lake Group, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) Not Applicable (See Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,000,000(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.4%(2)
14	Type of Reporting Person (See Instructions) OO

(1)	Beneficial ownership of 3,000,000 shares of Issuer’s Common Stock referred to herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the voting and support agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the Issuer’s Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.
(2)	Based on the number of shares of Common Stock outstanding as of the close of business on January 12, 2018 as represented by the Issuer in the merger agreement described in Item 4 hereof.

Item 1. Security and Issuer.

This Schedule 13D relates to the shares of Common Stock (the “Shares”) of Blackhawk Network Holdings, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 6220 Stoneridge Mall Road, Pleasanton, California 94588.

Item 2. Identity and Background

(a)-(c), (f) This Statement on Schedule 13D is being filed jointly on behalf of the following persons (each a “Reporting Person”, and collectively, the “Reporting Persons”):

1.	BHN Holdings, Inc., a Delaware corporation (“Parent”);

2.	Silver Lake Partners V, L.P., a Delaware limited partnership (“SLP Fund”);

3.	Silver Lake Technology Associates V, L.P., a Delaware limited partnership (“SLP Technology Associates”);

4.	SLTA V (GP), L.L.C., a Delaware limited liability company (“SLTA”); and

5.	Silver Lake Group, L.L.C., a Delaware limited liability company (“SLG”).

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit A. SLP Fund is the controlling shareholder of Parent. SLP Technology Associates is the general partner of SLP Fund. SLTA is the general partner of SLP Technology Associates. SLG is the managing member of SLTA.

The principal business of Parent is to engage in the transactions contemplated by the Agreement and Plan of Merger, dated as of January 15, 2018 (the “Merger Agreement”), among Parent, BHN Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and the Issuer, as more fully described in Item 4 hereof. The principal business of SLP Fund is to invest in securities. The principal business of SLP Technology Associates is to serve as the general partner of SLP Fund and to manage investments through other partnerships and limited liability companies. The principal business of SLTA is to serve as the general partner of SLP Technology Associates and to manage investments through other partnerships and limited liability companies. The principal business of SLG is to serve as the managing member of SLTA and to manage investments through other partnerships and limited liability companies.

The principal office of each of the Reporting Persons is located at c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, California 94025.

Certain information as to each of the executive officers and directors of Parent and the managing members of SLG is set forth on Annex A attached hereto, which is incorporated herein by reference in response to this Item 2.

(d)-(e) During the last five years, none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the other persons identified in Annex A hereto: (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons are filing this Statement on Schedule 13D because they have entered into certain understandings, as further described herein, with P2 Capital Master Fund I, L.P., a Cayman Islands exempted limited partnership (“P2 Master Fund I”), P2 Capital Master Fund VI, L.P., a Delaware limited partnership (“P2 Master Fund VI”), P2 Capital Master Fund XII, L.P., a Delaware limited partnership (“P2 Master Fund XII” and, together with P2 Master Fund I and P2 Master Fund VI, the “P2 Funds”) and P2 Capital Partners, LLC, a Delaware limited liability company (the “P2 Manager” and, together with the P2 Funds, the “P2 Parties”) in connection with the transactions contemplated by the Merger Agreement, as more fully described in Item 4 hereof. The P2 Parties are the record and/or beneficial owners of the securities reported herein and such persons have separately filed Schedule 13D filings reporting their respective ownership of such securities.

Item 3. Sources and Amount of Funds or Other Consideration.

The information set forth or incorporated in Item 4 is incorporated by reference in its entirety into this Item 3.

As more fully described in Item 4 hereof, the P2 Funds, who are the record and/or beneficial owners of 3,000,000 Shares, have entered into the Voting and Support Agreement (as defined in Item 4) with Parent and Merger Sub. As a result of the Voting and Support Agreement, the Reporting Persons may be deemed to have beneficial ownership of the 3,000,000 Shares beneficially owned by the P2 Funds, however such beneficial ownership is expressly disclaimed by each Reporting Person. The Reporting Persons did not pay any consideration to the P2 Funds in respect of the Voting and Support Agreement.

The P2 Funds entered into the Voting and Support Agreement to induce Parent and Merger Sub to enter into the Merger Agreement, as more fully described in Item 4 hereof.

Item 4. Purpose of the Transaction

Merger Agreement

On January 15, 2018, the Issuer entered into the Merger Agreement with Parent and Merger Sub. The Merger Agreement provides, among other things and subject to the terms and conditions set forth therein, that Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and as a wholly owned subsidiary of Parent. The Merger Agreement provides that Parent will acquire all of the Shares issued and outstanding immediately prior to the effective time of the Merger, other than Shares owned by the Issuer, Parent, Merger Sub, any direct or indirect wholly owned subsidiary of the Issuer, any direct or indirect wholly owned subsidiary of Parent and Shares owned by stockholders of the Issuer who have perfected and do not withdraw a demand for, or lose their right to, appraisal rights pursuant to Section 262 of the General Corporation Law of the State of Delaware at a price of $45.25 per Share in cash, without interest. The consummation of the transactions contemplated by the Merger Agreement is subject to certain customary closing conditions including, among others, (i) the adoption of the Merger Agreement by the holders of a majority of the outstanding Shares entitled to vote thereon at a stockholders’ meeting duly called and held for such purpose, (ii) the expiration or earlier termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and (iii) the receipt of certain consents and approvals and the expiration or earlier termination of related statutory waiting periods.

The Merger Agreement provides that, upon termination of the Merger Agreement under specified circumstances, the Issuer will be required to pay Parent a termination fee of between $81.7 million and $109 million. The Merger Agreement further provides that Parent will be required to pay the Issuer a termination fee of $136.2 million if the Merger Agreement is terminated under specified circumstances.

It is anticipated that the financing for the transactions contemplated by the Merger Agreement will consist of (i) equity financing to be contributed to Parent by SLP Fund and its affiliates in the form of cash, (ii) equity financing to be contributed to Parent by P2 Master Fund I in the form of cash and/or Shares, and (iii) debt financing arranged by Parent.

Voting and Support Agreement

On January 15, 2018, the P2 Manager, the P2 Funds, Parent and Merger Sub entered a Voting and Support Agreement (the “Voting and Support Agreement”). The Voting and Support Agreement contemplates, among other things, that the P2 Funds will vote the Shares over which they have voting power (i) in favor of the adoption of the Merger Agreement, approval of the Merger and the transactions contemplated by the Merger Agreement and in favor of any other matter submitted to the Issuer’s stockholders necessary to consummate the Merger; and

(ii) against a change in the Issuer’s board of directors, against alternative acquisition proposals, and against any other proposal or action that would constitute a breach of the Merger Agreement or prevent, frustrate, impede, interfere with, materially delay or adversely affect the Merger or other transactions contemplated by the Merger Agreement. In addition, under the terms of the Voting and Support Agreement, each of the P2 Funds irrevocably granted to Parent a proxy to attend any meeting of the Issuer’s shareholders on behalf of such P2 Fund with respect to the matters set forth above and to vote the Shares over which such P2 Fund has voting power in connection with any such meeting.

The P2 Funds also agreed, under the Voting and Support Agreement not to (i) grant or create any lien, other than permitted liens, on any of such Fund’s Shares, (ii) transfer, sell, assign, tender, gift, hedge, pledge or otherwise dispose of, or enter into any derivative arrangement with respect to (collectively, “Transfer”), any of such Fund’s Shares, (iii) enter into any contract with respect to any Transfer of such Fund’s Shares, (iv) grant or permit the grant of any proxy, power-of-attorney or other authorization or consent in or with respect to any of such Fund’s Shares, (v) deposit or permit the deposit of any of such Fund’s Shares into a voting trust or enter into a voting agreement or similar arrangement, commitment or understanding with respect to any of such Shares or (vi) take or permit any other action that would reasonably be expected to prevent or materially restrict, disable or delay the consummation by the P2 Funds and the P2 Manager of the transactions contemplated by the Voting and Support Agreement or otherwise adversely impact the P2 Funds’ and the P2 Manager’s ability to perform its obligations thereunder in any material respect. The P2 Funds also agreed to waive their appraisal rights in connection with the Merger.

The Voting and Support Agreement will terminate upon the earlier of the consummation of the Merger, the valid termination of the Merger Agreement in accordance with its terms or the mutual written consent of the parties.

The foregoing summary and information disclosed in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the Voting and Support Agreement, a copy of which is attached as an exhibit hereto and which is incorporated by reference in its entirety into this Item 4, and the Merger Agreement, a copy of which is attached as an exhibit to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 16, 2018 and which is incorporated by reference in its entirety into this Item 4.

The Reporting Persons review on a continuing basis the transactions contemplated by the Merger Agreement and Voting and Support Agreement. Based on such review, the Reporting Persons may exercise their rights under those agreements and/or the other agreements described in Item 6 of this Statement on Schedule 13D, including to terminate, amend or modify any of the transactions contemplated thereby, and/or may acquire, or cause to be acquired, beneficial interests in securities of the Issuer at any time, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of the investment policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors. Other than as described in this Item 4, and except as otherwise disclosed herein or in agreements described in this Statement on Schedule 13D, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of the instructions to Item 4 of this Statement on Schedule 13D. However, as part of the ongoing evaluation of the transactions contemplated by the Merger Agreement and Voting and Support Agreement, the Reporting Persons may at any time review or reconsider their respective positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters and, from time to time, may hold discussions with or make formal proposals to management or the Issuer’s board of directors, other stockholders of the Issuer or other third parties regarding such matters. There can be no assurance that the possible courses of action expressed in this Item 4 will be consummated by the Reporting Persons.

Item 5. Interest in Securities of Issuer.

The information contained in rows 7, 8, 9, 10, 11, 12 and 13 on each of the cover pages of this Statement on Schedule 13D and the information set forth or incorporated in Items 2, 3 and 4 is incorporated by reference in its entirety into this Item 5.

(a) and (b): Immediately prior to the execution of the Voting and Support Agreement, the Reporting Persons did not beneficially own any Shares. However, upon execution of the Voting and Support Agreement as of January 15, 2018, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each Reporting Person may be deemed to have shared voting power with respect to (and therefore beneficially own) 3,000,000 Shares, representing approximately 5.4% of the outstanding Shares (based on 55,824,265 Shares outstanding, which is the number of Shares represented by the Issuer within the Merger Agreement to be outstanding as of the close of business on January 12, 2018). Accordingly, the percentage of the outstanding Shares that may be deemed to be beneficially owned by each Reporting Person is approximately 5.4%.

Except as set forth above, no Reporting Person beneficially owns any Shares. The Reporting Persons disclaim beneficial ownership of any Shares. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Information with respect to the beneficial ownership of Shares by the individuals listed in Annex A is set forth in Annex A attached hereto and incorporated herein by reference in response to this Item 5.

(c) Except as set forth in this Statement on Schedule 13D, no Reporting Person has engaged in any transaction during the past 60 days in any Shares.

(d) To the knowledge of the Reporting Persons, no person, other than the P2 Funds and their controlling persons has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement on Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, and Relationships with Respect to Securities of the Issuer.

The information set forth in Items 4 and 5 above is incorporated by reference in its entirety into this Item 6.

Equity Commitment Letter and Limited Guarantee

On January 15, 2018, SLP Fund entered into an equity commitment letter with Parent in connection with the transactions contemplated by the Merger Agreement (the “SLP Equity Commitment Letter”). Under the SLP Equity Commitment Letter, SLP Fund agreed, among other things, to contribute to Parent, subject to certain conditions, an aggregate of $1,727,000,000 in cash in exchange for a portion of the equity of Parent.

On January 15, 2018, SLP Fund and P2 Master Fund I each provided the Issuer with a limited guarantee in favor of the Issuer, which guarantees the payment of certain monetary obligations that may be owed by Parent pursuant to the Merger Agreement, including any reverse termination fee that may become payable by Parent.

Participation Agreement

On January 15, 2018, the P2 Manager, on behalf of itself and the P2 Funds, Silver Lake Management Company V, LLC (“SLMC”), on behalf of itself and the funds managed by it, and Parent entered a Participation Agreement (the “Participation Agreement”). The Participation Agreement contemplates, among other things, that the P2 Funds agree to contribute a number of Shares (valued on a per Share basis at the price paid in connection with the consummation of the transactions under the Merger Agreement) that, together with contributed cash, equals at least $30 million.

The Participation Agreement also provides that, for the two (2) month period following the signing of the Merger Agreement, the P2 Manager shall have the right to seek potential investors and to commit additional equity capital to Parent (the “P2 Commitment”) in an amount up to a maximum of $225 million less the aggregate value of the Shares to be included in the contribution. The per share price of each share of Parent acquired by the P2 Funds in respect of the P2 Commitment shall equal the same per share price of such shares of Parent paid by the funds managed by SLMC.

Item 7. Material to be Filed as Exhibits.

Exhibit A. Agreement of Joint Filing by and among the Reporting Persons.

Exhibit B. Agreement and Plan of Merger, dated as of January 15, 2018, by and among the Issuer, Parent and Merger Sub (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 16, 2018).

Exhibit C. Voting and Support Agreement, dated January 15, 2018, by and among the P2 Manager, the P2 Funds, Parent and Merger Sub.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 2018

BHN Holdings, Inc.

By:	/s/ Michael Bingle
	Name:	Michael Bingle
	Title:	President

Silver Lake Partners V, L.P.			SLTA V (GP), L.L.C.

By: Silver Lake Technology Associates V, L.P., its general partner			By: Silver Lake Group, L.L.C., its managing member

By: SLTA V (GP), L.L.C., its general partner			By:	/s/ Michael Bingle
				Name:	Michael Bingle
By: Silver Lake Group, L.L.C., its managing member				Title:	Managing Director

By:	/s/ Michael Bingle
	Name:	Michael Bingle
	Title:	Managing Director

Silver Lake Technology Associates V, L.P.			Silver Lake Group, L.L.C.

By: SLTA V (GP), L.L.C., its general partner			By:	/s/ Michael Bingle
				Name:	Michael Bingle
By: Silver Lake Group, L.L.C., its managing member				Title:	Managing Director

By:	/s/ Michael Bingle
	Name:	Michael Bingle
	Title:	Managing Director

Annex A

BHN Holdings, Inc.

Directors and Executive Officers

Except as indicated below, each person’s business address is c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, California 94025, and each such person is a United States citizen.

Name	Position	Principal Occupation
Directors

Jason White	Director	Director of Silver Lake Group, L.L.C.

Michael Bingle	Director	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Executive Officers

Michael Bingle	President	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Greg Mondre	Vice President	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Andy Wagner	Treasurer	Managing Director and Chief Financial Officer of Silver Lake Group, L.L.C.

Karen King	Secretary	Managing Director and Chief Legal Officer of Silver Lake Group, L.L.C.

None of the persons listed above beneficially owns any Shares or has engaged in any transactions in Shares in the previous 60 days.

Silver Lake Group, L.L.C.

Managing Members

The following sets forth the name and principal occupation of each of the managing members of Silver Lake Group, L.L.C. Other than Mr. Durban, who is a citizen of Germany, each of such persons is a citizen of the United States.

Name	Business Address	Principal Occupation

Michael Bingle	c/o Silver Lake 9 West 57th Street, 32nd Floor New York, New York 10019	Managing Director and Managing Member of Silver Lake Group, L.L.C.

James Davidson	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Co-Founder, Managing Director and Managing Member of Silver Lake Group, L.L.C.

Egon Durban	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Kenneth Hao	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Gregory Mondre	c/o Silver Lake 9 West 57th Street, 32nd Floor New York, New York 10019	Managing Director and Managing Member of Silver Lake Group, L.L.C.

None of the persons listed above beneficially owns any Shares or has engaged in any transactions in Shares in the previous 60 days.

INDEX TO EXHIBITS

Exhibit No.	Exhibit

A	Agreement of Joint Filing by and among the Reporting Persons.

B	Agreement and Plan of Merger, dated as of January 15, 2018, by and among the Issuer, Parent and Merger Sub (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on January 16, 2018).

C	Voting and Support Agreement, dated January 15, 2018, by and among the P2 Manager, the P2 Funds, Parent and Merger Sub.